QDM International Inc.
Room 715, 7F, The Place Tower C
No. 150 Zunyi Road, Changning District
Shanghai, China 200051

VIA EDGAR

February 25, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Bonnie Baynes

Re:	QDM International Inc.
Form 10-K for the fiscal year ended March 31, 2021
Filed on July 12, 2021
Form 10-K/A for the fiscal year ended March 31, 2021
Filed October 21, 2021
Filed December 17, 2021
File No. 000-27251

Dear Ms. Baynes:

QDM International Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 2, 2022, regarding Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”) originally filed with the Commission on July 12, 2021, and was amended on October 22, 2021 by the Amendment No. 1 to the Form 10-K (the “Amendment No. 1”) and on December 17, 2021 by the Amendment No. 2 to the Form 10-K (the “Amendment No. 2”).

For your convenience, we have repeated below your comments in bold, and have followed each comment with our response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K, as amended. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Annual Report on Form 10-K (the “Amendment No. 3”), which is being filed with the Commission contemporaneously with the submission of this letter.

Form 10-K/A for the fiscal year ended March 31, 2021, filed December 17, 2021

Business, page 1

1.	At the onset of Business in Part I., Item.1, and in a related risk factor in Item 1A, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Response: In response to the Staff’s comment, we have added disclosure on pages 3, 4, 23 and 31 of the Amendment No. 3.

We thank you for your review of the foregoing and the Form 10-K, as amended. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Huihe Zheng
Huihe Zheng
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP